Exhibit 99.170

United States Court of Appeals Upholds Nuclear Regulatory Commission’s Handling of enCore Energy’s Dewey Burdock Project Source Material License

CORPUS CHRISTI, Texas, Dec. 15, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) today announced the United States Court of Appeals for the District of Columbia Circuit denied the request of the Oglala Sioux Tribe and the group “Aligning for Responsible Mining” for a full panel review of a prior decision by a three judge panel of that court. In the prior decision (see enCore news release dated August 9, 2022) the panel found that the Nuclear Regulatory Commission had adequately complied with the relevant statutory and regulatory requirements in granting a source materials license to Powertech USA Inc., a subsidiary of enCore Energy Corp., for extraction of uranium from ore beds at the company’s Dewey-Burdock project in South Dakota.

The Sioux and Aligning for Responsible Mining may petition the United States Supreme Court to review the ruling. They have 90 days in which to file for review, and possibly 60 additional days after that period if the court chooses to grant an extension. The case may be cited as 20-1489 Oglala Sioux Tribe and Aligning v. NRC, et al “Per Curiam Order Filed (Merits Panel)” (NRC-40-9075-MLA) (December 13, 2022).

To view the previous Opinion please visit:

https://www.cadc.uscourts.gov/internet/opinions.nsf/E4FBC75E78CE05F08525889900538B63/$file/20-1489-1958435.pdf

The Dewey Burdock Project, South Dakota

The Company’s 100% owned Dewey Burdock Project is an in-situ recovery (“ISR”) uranium project located in the Edgemont uranium district, South Dakota and is comprised of 12,613 surface acres and 16,962 net mineral acres. In December 2020, the Company filed an amended and restated NI 43-101 compliant independent Technical Report and Preliminary Economic Assessment (“PEA”)2.

Dewey Burdock Project ISR Mineral Resource Estimate	Measured Resources	Indicated Resources	Measured plus Indicated Resources	Inferred Resources
Tons	5,419,779	1,968,443	7,388,222	645,546
Average grade (%U3O8)	0.132	0.072	0.116	0.055
Average thickness (feet)	5.56	5.74	5.65	5.87
Average grade- thickness (“GT”)	0.733	0.413	0.655	0.324
Uranium (pounds) at a 0.20 GTcut-off	14,285,988	2,836,159	17,122,147	712,624

Initial capital expenditures are estimated at $31.7 million. The Dewey Burdock Project is forecast to produce 14.3 million pounds of U3O8 over its 16 years of production and the projected cash flows of the Dewey Burdock Project are expected to be positive in the second year of production, two years after the commencement of construction.

The Dewey Burdock PEA resulted in a pre-income tax NPV of $171.3 million at a discount rate of 8% and an IRR of 55% compared to a post-income tax NPV of $147.5 million at a discount rate of 8% and an IRR of 50%. The Dewey Burdock PEA post-income tax calculations do not include a corporate level assessment of income tax liabilities; taxes have only been calculated at the Dewey Burdock Project level. The estimate of income tax at the corporate level is subject to a number of additional considerations that have not been factored in when calculating income taxes at the project level, including, but not limited to, the capital structure to finance the Dewey Burdock Project, which has not yet been determined and loss carry forwards available at the corporate level.

The Dewey Burdock PEA estimated uranium prices of $55/lb U3O8, direct cash operating costs of $10.46 per pound of production and royalties and local taxes (excluding property tax) of $5.15 per pound of production. The total pre-income tax cost of uranium production is estimated to be $28.88 per pound of production. Income taxes are estimated to be $3.39 per pound of production.

Details of the assumptions and parameters used with respect to the Dewey Burdock PEA, including information on data verification, are set out in the “NI 43-101 Technical Report Preliminary Economic Assessment, Dewey-Burdock Uranium ISR Project, South Dakota, USA”, dated December 22, 2020, with an effective date of December 3, 2019, by Yovich, M., PE and S. Cutler, PG, a copy of which is available under the Company’s profile at www.sedar.com. The Dewey Burdock mineral resource estimate includes resources in the measured, indicated and inferred classes. However Yovich and Cutler (2020) concluded the resources in the inferred class are considered too speculative geologically to have the economic considerations to be included in the PEA. The Dewey Burdock PEA is preliminary in nature; There is no certainty that the Dewey Burdock PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

William Paul Goranson, P.Eng. Chief Executive Officer, Director and a Qualified Person under NI 43-101, has approved the technical disclosure in this news release.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.
[2]	Dewey Burdock Preliminary Economic Assessment: Woodard & Curran and Rough Stock Mining Services (the “Dewey Burdock PEA”) with an effective date of December 3, 2019

About enCore Energy Corp.

enCore Energy is the most diversified In-Situ Recovery uranium development company in the United States and recently announced it entered into a definitive agreement to acquire the Alta Mesa In-Situ Recovery uranium project (the “Transaction”). The Transaction will position enCore as a leading US-focused ISR uranium company with the proven management expertise required to advance multiple production opportunities within its portfolio. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey-Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 15-DEC-22